N E W S R E L E A S E

May 12, 2004	Trading Symbols:
News Release 04-09	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD ACQUIRES PHYSICAL SILVER,
REPORTS UPDATE IN PROJECT RESOURCES

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report a 40% increase in measured and indicated silver resources to 403.6 million ounces and a 25% increase in inferred silver resources to 446.2 million ounces from May 2003. The year-over-year increase reflects successful drilling results at La Pitarrilla in Mexico and Maverick Springs in Nevada, as well as the option of silver resources at the Berenguela project in Peru. A summary of resources by project is attached.

Summary of Silver Resources – 2003-2004(1)

Category	2003 (in millions of oz.)	2004 (in millions of oz.)	Increase (in %)
Measured and Indicated	288.8	403.6	40
Inferred	356.2	446.4	25
Per Share Silver Resources (2)
Measured and Indicated	7.3	8.6	18
Inferred	9.0	9.5	6

(1)    Disclosed silver resources are not adjusted for metallurgical recoveries. Known preliminary metallurgical recoveries for the company’s projects follow the attached summary of resources by project. (2)   Based on common shares issued at March 31, 2004.

In addition to the company’s silver resource holdings, the company’s measured and indicated gold resources total 840,000 ounces and inferred gold resources total 1,412,000 ounces.

The company has budgeted $8.2 million in 2004 for feasibility and scoping studies and exploration of its 15 projects. With cash of $61 million, and marketable securities of approximately $10 million at March 31, the company decided to invest approximately 20% of its cash and securities in physical silver following the decline in silver prices in April and May. Silver Standard now owns over 1.95 million ounces of silver. This silver is held on an allocated and segregated basis and, consequently, is not available to be loaned.

This purchase followed the decision by the company in early 2003 to investigate the acquisition of physical silver to capture upside in silver prices while the company prepares for production.

Silver Standard Resources Inc. is a well-financed silver resource company with a feasibility study under way at the Manantial Espejo joint venture under the direction of Pan American Silver Corp. as operator, and updates of scoping, prefeasibility and feasibility studies for other core projects underway based on higher silver, gold and base metal prices. The company continues to seek resource base growth through acquisitions and exploration of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

Cautionary note to U.S. investors concerning disclosure of contained ounces and estimates of measured resources, indicated resources and inferred resources: Disclosure of contained silver expressed in ounces in the table in this news release is in compliance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM, but does not meet the requirements of Industry Guide 7 of the U.S. Securities and Exchange Commission (SEC) which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this table are Canadian mining terms as defined in accordance with National Instrument 43-101. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into mineral reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Silver Standard Resource Summary by Project — May 2004

Resource Calculation

Silver Standard currently owns or controls through option agreements 15 projects on three continents that together contain:

•    measured and indicated silver resources totalling 403.6 million ounces;

•    inferred resources totalling 446.4 million ounces;

•    measured and indicated gold resources totalling 840 thousand ounces; and

•    inferred gold resources totalling 1.4 million ounces.

Resources

Finding silver metal and quantifying its extent in the ground is a challenge, yet geologists and mining professionals have developed techniques of sampling and drilling to determine the extent and grade of in-ground mineralization. Although no company knows precisely what is in the ground until it is mined, geoscientists can make projections within a few percent of the actual in-ground mineralization based on physical and scientific data. The Society of Economic Geologists, the Canadian Institute of Mining and Metallurgy, the Australian Institute of Mining and Metallurgy and other professional bodies have developed standard techniques and nomenclature so that silver resources located anywhere in the world can be described and compared with a level of certainty. Silver Standard employs two professional geoscientists and a geological engineer and has three professional engineers on its board of directors. To ensure transparency and provide independent third party verification, pursuant to Canada’s National Instrument 43-101 which deals with the classification of resources, all of the company’s projects have been reviewed by independent Qualified Persons. With new acquisitions and additional project drilling in 2003 and 2004, the total measured, indicated and inferred figures have increased from previous years.

The Qualified Person(s) for each of our projects is named below the table.

		SSRI	Short Tons	Silver	Gold	Silver	Gold	By-products in %			SSRI Silver oz.	SSRI Gold oz.
Property	Resource Category	% interest	in millions	in g/t	in g/t	in oz./ton	in oz./ton	Lead	Zinc	Tin	in millions	in thousands
Manantial Espejo	Measured & Indicated	50.0	4.84	263.8	4.5	7.69	0.13				18.6	320
	Inferred		1.76	258.5	3.7	7.54	0.11				6.6	95
Bowdens	Measured & Indicated	100.0	52.46	51.9		1.51		0.30	0.41		79.5
	Inferred		14.77	40.9		1.19		0.21	0.32		17.6
Pirquitas	Measured & Indicated	43.4	37.86	140.6		4.10			0.55	0.15	67.4
Pitarrilla	Measured & Indicated	100.0	11.35	124.2		3.62					41.1
	Inferred		3.75	120.3		3.51					13.2
Berenguela	Inferred	Option	15.43	125.0		3.65					56.3
Shafter	Measured & Indicated	100.0	2.09	363.4		10.60					21.0
	Inferred		1.57	439.9		12.83					20.2
Challacollo	Indicated	100.0	3.74	170.6		4.98					18.6
	Inferred		5.04	160.7		4.69					23.6
Diablillos	Inferred	100.0	46.27	69.5	1.0	2.03	0.03				93.8	820
Candelaria	Measured & Indicated	100.0	13.62	110.7	tr	3.23	tr				44.1	40
	Inferred		55.68	51.1	tr	1.49	tr				82.8	10
Maverick Springs	Indicated	Option	69.63	34.3		1.00					69.6
	Inferred		85.55	34.3		1.00					85.6
San Marcial	Inferred	100.0	2.55	191.8		5.59		0.32	0.7		14.3
San Agustin	Inferred	100.0	12.36	12.9	1.0	0.38	0.03				4.6	347
Silvertip	Indicated	100.0	1.12	378.0	0.9	11.00	0.02	7.7	9.5		13.6	30
	Inferred		1.45	284.0	0.5	8.30	0.01	5.4	8.3		13.2	20
Sunrise Lake	Indicated	100.0	1.68	262.0	0.7	7.64	0.01	2.4	6.0		12.8	30
	Inferred		2.82	169.0	0.5	4.93	0.01	1.9	4.4		13.9	40
Sulphurets	Measured & Indicated	100.0	1.14	517.7	12.7	15.10	0.37				17.2	420
	Inferred		0.15	171.4	18.6	5.00	0.54				0.8	80
Total Measured & Indicated											403.6	840.0
Total Inferred											446.4	1412.0

This table conforms to National Instrument 43-101 and Companion Policy 43-101CP with resource categories conforming to definitions adopted on August 20, 2000 by the Canadian Institute of Mining, Metallurgy and Petroleum.

Resources tabulated above were prepared by independent Qualified Persons: C. Stewart Wallis, P.G., P.Geo. (Manantial Espejo and Bowdens); Steve Ristorcelli, P.Geo. (Pirquitas); James A. McCrea, P.Geo. (La Pitarrilla and San Agustin); Steve Ristorcelli, P.Geo., and Peter Ronning, P.Eng. (Diablillos); Mark G. Stevens, P.G. (Candelaria); C. Stewart Wallis, P.G., P.Geo., and David W. Rennie, P.Eng. (Challacollo); C. Stewart Wallis, P.G., P.Geo., Robert T. McKnight, P.Eng., and David R. Budinski, P.Geo. (Sulphurets); John W. Rozelle, P.G. (Shafter); C. Stewart Wallis, P.G., P.Geo., and Nathan Eric Fier, C.P.G. (San Marcial); Stephen Robertson, P.Eng. and Maryse Belanger, P.Geo. (Silvertip) ; Neil R. Burns, P.Geo. (Maverick Springs); W.E. Roscoe, Ph.D., P.Eng. and C. Stewart Wallis, P.G., P.Geo. (Sunrise Lake). Berenguela: Based on a mineable ore reserve estimated in the 1960‘s by Charter Consolidated Mining Co. prior to the adoption of NI 43-101. Under NI 43-101, the mineable reserve would be classified as a mineral resource.

Cut-offs: Manantial Espejo: 165 g/t silver-equivalent. Bowdens: 40 g/t silver-equivalent (silver-equivalent = 88% silver + 92% lead/321+ 65% zinc/169). Pirquitas: 30 g/t silver, including jig tails. La Pitarrilla: 40 g/t silver. Diablillos: 42 g/t silver and 0.7 g/t gold. Shafter: 5.0 oz./ton silver. Sulphurets: 0.20 oz./ton gold, 55:1 silver:gold ratio. Candelaria: lode resources 0.5 oz/ton soluble silver. Maverick Springs: 1.0 oz./ton silver-equivalent. Silver Standard controls 100% of contained silver resources and Vista Gold Corporation controls 100% of contained gold resources. San Agustin: 0.5 g/t gold. Challacollo: 50 g/t silver. San Marcial: 30 g/t silver. Sunrise Lake: 30 g/t silver. Silvertip: 0.0 g/t silver.

Preliminary Metallurgical Test Results (1)

Project Name	Preliminary Metallurgical Recoveries - Silver	Preliminary Metallurgical Recoveries - Gold
Manantial Espejo	80%	95%
Bowdens	71 to 81% (4)	n/a
Pirquitas	76%	n/a
La Pitarrilla	68% to 89%	n/a
Shafter	86%	n/a
Challacollo	78 to 83%	60 to 95%
Diablillos	86%	80%
Candelaria	50% to 75%	(2)
Berenguela	85%	(3)
Maverick Springs	63% to 97%	(3)
San Agustin	(2)	(2)
San Marcial	83%	(2)
Sulphurets	85%	89%
Silvertip	69%	(2)
Sunrise Lake	65%	n/a

(1) Results of preliminary metallurgical test work completed to date by Silver Standard or prior owners of the properties.

(2) No metallurgical test results to date.

(3) Silver Standard holds an option on the silver resources for the property.

(4) Average ore grade for deposit adjusted for metallurgical recoveries.

Cautionary note to U.S. investors concerning disclosure of estimates of contained ounces, measured, indicated and inferred mineral resources: Disclosure of contained silver expressed in ounces in the tables in this news release is in compliance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM, but does not meet the requirements of Industry Guide 7 of the U.S. Securities and Exchange Commission (SEC) which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization. The terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Annual Report are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the “measured mineral resource” and “indicated mineral resource” categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.